March 25, 2009

Michael Fralin
Managing Director
Taberna Capital Management, LLC
450 Park Avenue - 11th Floor
New York, New York 10022

Dear Mr. Fralin:

This letter reflects the terms of our agreement with respect to the matters set forth below.

Vestin Realty Mortgage II, Inc. (“VRMII” or the “Issuer”) issued $56,250,000 of trust preferred securities on or about 5/23/2007 (the “Existing Securities”).  The Issuer is interested in an exchange transaction whereby it would tender replacement securities (the “Replacement Securities”) having a cash value (not par) of $10 million in exchange for $20 million of the Existing Securities. The Replacement Securities shall be acceptable to Taberna Capital Management, LLC (“Taberna”) and must meet credit and eligibility criteria established by the collateralized debt obligation vehicles which beneficially own the Existing Securities.  The Replacement Securities will be acquired with funds consisting of $5 million from VRMII’s operating funds and $5 million from VRMII’s letter of credit currently being held by Taberna.  On or before April 2, 2009, the Issuer shall deposit $5,000,000 in cash (together with the letter of credit funds, the “Cash”) in an escrow account to be established with a bank of Taberna’s choosing (the “Bank”).  The Cash shall be used to purchase the Replacement Securities acceptable to Taberna within the next thirty (30) days, and the Issuer agrees to cooperate with the Taberna in connection with such purchase(s).  Taberna agrees and acknowledges that following the exchange, the Existing Securities shall be reduced to $36,250,000.

The parties understand that the interest payable on the Replacement Securities will be significantly less than the interest payable on the Existing Securities.  Because of the forgoing shortfall, the Issuer agrees to pay additional interest equal to $250,000 per year which shall be payable quarterly on the same payment dates set forth in the documents evidencing the Existing Securities until the Existing Securities are retired or redeemed.

In connection with the exchange transaction described herein, Taberna or its designee will engage (a) outside legal counsel to draft and negotiate the documents and (b) one or more parties to provide financial advisory, underwriting and due diligence work solely with respect to the Replacement Securities.   The Issuer (or its designated affiliate) agrees to make a nonrefundable payment of $200,000 to cover the foregoing third party costs and will deposit such amount in the Bank escrow account upon execution and delivery of this letter.   Subject to the conditions set forth herein, the parties agree to proceed in good faith to negotiate definitive agreements to effect of the exchange transactions.   Except as provided above, the parties shall be bear their own costs and expenses incurred in connection with the exchange transaction.

By accepting the terms of this letter agreement, Taberna grants VRM II a waiver of all financial covenants pertaining to the Existing Securities, which waiver shall be effective as of December  31, 2008 and will expire on June 30, 2009.

Please indicate your agreement to the foregoing terms by counter-signing where indicated below.

Sincerely,

Vestin Realty Mortgage II, Inc.

__________________________________

Michael V. Shustek

Chief Executive Officer

Agreed to by:

Taberna Capital Management, LLC

______________________________________

Michael A. Fralin

Managing Director